WILLIAM E COOPER

Attorney at Law

August 26, 2015

Mr. John Hodgin

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Strata Oil & Gas Inc.
Form 20-F for the Fiscal Year ended December 31, 2013
Filed April 30, 2014
File No. 000-50934

Dear Mr. Hodgin:

We are writing in response to the conference call of August 11, 2015 regarding Strata Oil & Gas Inc. (“Strata” or the “Company “), and specifically the issue of Strata using resource estimates based upon opinions of both the US and Canadian legal counsel that such disclosures were (i) material under the Canadian NI 51-211 Section 4.1 thereof and by extension thereof (ii) were required to be disclosed under NI 51-101 and as required under Canadian law could be included in the Form 20-F. It was the Staff’s opinion as expressed in the conference call that while the resource disclosure might be material under Canadian law/regulations the resource disclosures were not mandatory or required under NI 51-101 and as they were optional would be precluded in the Strata 20-F filing.

After follow up discussions with Canadian counsel and further review, we continue to be of the opinion that Canadian reporting issuers who have no reserves but do have prospects, unproved properties or resources are engaged in “oil and gas activities” under National Instrument 51-101 (“51-101”) and therefore have the annual obligation to file certain disclosures in respect of such activities in the form of the 51-101F1 and 51-101F3 filings. However, the information required to be disclosed in those forms on an annual basis does not in and of itself necessarily include resource information despite what Strata believed in good faith to be the materiality of such disclosures. If an issuer obtains an independent report on its own to assess its resources which Stata did, we are of the view that the preparation of that report alone and any results would in almost all instances be considered to be material to the Company and then require publication/disclosure on SEDAR. However, that disclosure is triggered by the independent report itself not the requirements of NI 51-101.

The disclosure of the resources in the Form 20-F filings was made with a view to make its disclosure consistent across reporting jurisdictions so all Strata shareholders have access to the same information. However recognizing that Instruction to Item 1202 of S-K precludes such disclosures unless they are mandatory and required to be filed under Canadian law, Strata undertakes to modify all of future Form 20-F filings accordingly and delete all quantitative references to resources therein. Any discussions of Strata’s oil and gas resources in future filings will not contain any estimates or estimated values of such resources in conformance with Item 1202.

Please advise if this is acceptable to the Commission Staff and will resolve the outstanding comments.

Sincerely,

/s/ William E. Cooper

cc: Mr. Ron Daems